SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

REVIV3 PROCARE COMPANY
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
76151R 107
(CUSIP Number)
Jeff Toghraie c/o Reviv3 Procare Company 901 Fremont Avenue, Unit 158 and Unit 168 Alhambra, California 91803 (888) 638-8883

With a copy to:

Jurgita Ashley

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Jeff Toghraie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,084,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,827,750(1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 24,827,750(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON IN

  ___________

(1)	Includes 23,084,000 shares of Common Stock held by Intrepid Global Advisors, Inc., of which Mr. Toghraie is the managing director and beneficiary.
(2)	Includes 1,743,750 shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement.

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Jeff Toghraie on September 9, 2022 (as amended, the “Schedule 13D” or this “Statement”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

This Statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Reviv3 Procare Company, a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 901 Fremont Avenue, Unit 158 and Unit 168, Alhambra, California 91803.

Item 4. Purpose of Transaction.

On April 10, 2023, Axil & Associated Brands Corp., a Delaware corporation (“Axil”), engaged in a distribution, pursuant to which Intrepid, a stockholder of Axil, received 15,000,000 shares of Common Stock, for no consideration.

Mr. Toghraie acquired the shares of Common Stock reported in this Statement for investment purposes. Mr. Toghraie may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by him in open-market transactions or privately negotiated transactions, on such terms and at such times as he may deem advisable.

Mr. Toghraie does not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Mr. Toghraie in his capacity as an officer or director of the Company or by the Board of Directors with his participation. Mr. Toghraie reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Toghraie beneficially owns in the aggregate 24,827,750 shares of Common Stock, which represents approximately 20.9% of the Company’s outstanding shares of Common Stock and includes the following:

•	23,084,000 shares of Common Stock directly held by Intrepid. Mr. Toghraie, as the managing director and beneficiary of Intrepid, may be deemed to beneficially own the shares of Common Stock directly held by Intrepid.

•	Options to purchase an aggregate of 1,743,750 shares of Common Stock that are exercisable within 60 days of the filing of this Statement and were received as part of his executive officer compensation. Mr. Toghraie holds options to purchase 3,100,000 shares of Common Stock at an exercise price of $0.09 per share, of which 1,743,750 are exercisable within 60 days of the filing of this Statement. These options were granted May 10, 2022, expire April 20, 2032, and vest as follows: 25% of the original grant amount vested September 1, 2022 and the remainder vests in 24 equal monthly installments on the first day of each month, beginning October 1, 2022.

Each percentage ownership of Common Stock set forth in this Statement is based on 117,076,949 shares of Common Stock reported by the Company as outstanding as of April 12, 2023 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 12, 2023.

(c)	On April 10, 2023, Axil engaged in a distribution, pursuant to which Intrepid, a stockholder of Axil, received 15,000,000 shares of Common Stock, for no consideration.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 17, 2023

/s/ Jeff Toghraie

Jeff Toghraie